Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

Thank you for giving up some of your valuable time today.

I think the most interested issue on our firm at present is business integration with NIPPONKOA.

Firstly, I will explain about business integration by this handout and we would like to move on to Q&A session afterwards.

In Q&A session I will communicate through interpreter.

Now we are in the process of accounting settlement for fiscal year 2008, so I am not able to mention about financial figures including financial guarantee.

Thank you in advance for your understanding.

Please open the cover sheet.

Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

SOMPO JAPAN INSURANCE INC.

TSE 1st Section

Ticker : 8755

Corporate Presentation

April, 2009

SOMPO JAPAN INSURANCE INC.

SOMPO JAPAN INSURANCE INC.

Business Integration with NIPPONKOA

under

a Joint Holding Company

1

I would like to explain about background and objectives of business integration with NIPPONKOA.

In the face of the declining birthrate and aging society as well as increased risks associated with depopulating society, deteriorating global economic change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, SOMPO JAPAN and NIPPONKOA decided to establish a “new solution group which provides customers with security and service of the highest quality and contribute to social welfare,” while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

Page 3, please.

SOMPO JAPAN INSURANCE INC.

Background and objectives of business integration

Establishing a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare”

Perspective

Depopulating society, with birthrate declining and aging

Increased risks associated with deteriorating global climate change

Diversified consumer demands amidst the individuals’ lifestyle changes

Companies are urged to take proper actions and contribute to social safety and to customers’ sense of security

SOMPO JAPAN

Integration

NIPPONKOA

Sharing the strengths nurtured through 120 years of respective history as a unitary group

2

Management’s vision and the New Group’s Aspirations.

We will pursue realization of the “New Group” aiming to receive overwhelming support from our stakeholders, with a view, at the core of the management, to “making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare.”

Page 4, please.

Management’ s vision and the New Group’s Aspirations

“Making all value judgments from the perspective of customers, providing customers with security and service of the highest-quality and contributing to social welfare”

1	The group which seeks to provide the highest-quality security and service
2	The group with focus on its business in Japan

The group which provides a broad range of solutions friendly to the society

3	and the environment
4	The group which seeks to maximize the shareholder value
5	The group with a free, vigorous, open and energetic corporate culture
6	The group independent from the influence of any corporate or financial group
3

Effects of business integration.

Strengths of New Group are these three points.

-Top-level non-life insurance market share in approximately half the number of the prefectures in Japan

-Strong distribution channel supported by exclusive and specialized professional agents

-Overwhelming strengths in financial institution-related agents, especially regional banks

We will make use of these strengths and maintain each brand of SOMPO JAPAN and NIPPONKOA to keep our customer basis.

We aim for sustainable growth, enhancement of corporate value and contribution to social welfare, by further pursuing the revenue growth and efficiency by implementing business alliance thoroughly, promptly taking feasible actions and maximizing synergy effects quickly through the business integration by way of such measures as standardization and sharing of functions and services.

Page 5, please.

Effects of business integration

Further pursuing the revenue growth and efficiency

by maximizing synergy effects quickly

Position and Top-level non-life insurance market share in approx. half the number of the prefectures in Japan strengths of Strong distribution channel supported by exclusive and specialized professional agents

New Group Overwhelming strengths in financial institution-related agents, especially regional banks

Convenience 1 Sharing claims services and various call centers 2 Multi-access

Perspective 3 Improvement of “services provided at the level of agents”

of customers Easy to 4 Joint development of non-life insurance products which are “easy to understand” and “dependable”

understand 5 Streamlining of the products, back office operations and IT systems

Using the know-how and the business infrastructures developed by both companies,

such as healthcare business and risk consulting business

Contribution to Acceleration of the contemplated scheme to establish a new business for security and safety beyond social welfare the conventional framework of insurance business

Proactive involvement with the global environmental problems

Effects of Joint development and provision of “products and services which would help mitigate the global warming problems”

business Consolidate the overall operational system with a goal to enhance life insurance business integration Enhance profitability by jointly expanding overseas business and review of existing overseas sales network

Improve group management efficiency through consideration and integration or reorganization in businesses associated

Enhancement Increase insurance profits by a joint risk management system and by sharing the know-how of underwriting of corporate Improve expense ratio by standardizing and sharing the business base such as profit management by business unit value Reduction of procurement cost by making an effective use of real estates, reforming supply chain and promoting shared services

Improve capital efficiency and financial base through enhanced sophistication of internal model and through cautious inspection and due diligence review of investment returns of stock holdings

Jointly improve and streamline operational platforms and management and risk controls 4

Outline of the Memorandum of Understanding.

We show five basic principles.

-Perspective of customers

-Emphasis on speed

-Independent group from any corporate or financial group

-Equal spirit

-Enhancement of corporate value

We will aim to complete our business integration in April 2010 and establish a Joint Holding Company through joint stock transfer.

Stock transfer ratio is planned to be publicly announced by the end of July 2009, subject to a condition that the required processes pursuant to the Securities Act will run smoothly.

Thank you for your attention and we will move on to Q&A session.

Outline of the Memorandum of Understanding

Agreed to establish a Joint Holding Company through joint stock transfer

1. Perspective of customers

Basic principle 2. Emphasis speed

of 3. Independent group from any corporate or financial group business

integration 4. Equal spirit

5. Enhancement of corporate value

1. Schedule of integration -Aim to complete business integration in April 2010

2. Method of integration -Establish a Joint Holding Company through joint stock transfer

Overview of

business 3. Name of a Joint Holding Company -Appropriate new name for the New Group integration 4. Management system -Explore and adopt the most suitable management structure

-Co-CEOs

5. Stock transfer ratio -Planned to be publicly announced by the end of July 2009,

subject to a condition that the required processes pursuant to the Securities Act will run smoothly

Sompo Japan’s business strategy

6

We would like to confirm growth and defensiveness of P&C insurance business.

P&C insurance business has a characteristics of growing in line with economic growth.

We can confirm the characteristics of high correlation between GDP and net premiums written from 1981 to 1993.

Therefore we can expect high growth of P&C insurance business in emerging countries.

On the other hand, P&C insurance in Japan is mature to some extent, so it is difficult to expect high growth.

But it is possible to make profit through the effort to enhance profitability.

In addition, net premiums written will not decrease in the mature situation and recession. The defensiveness is the strength of P&C insurance business.

Page 8, please.

Growth and defensiveness of P&C insurance business

P&C insurance business grows in line with economic growth (FY1981~1993) Net premiums written is stable in matured economy (FY1994~2007)

Net premiums written (bil. JPY) Mature era

8,000

FY04 FY06 FY05 FY07 FY03 FY02 FY97 FY96 FY95 FY99 FY94 FY00 FY01FY98 6,500 FY93 FY92 FY90

Growth era FY91

5,000 FY89 y = 0.0163x—1044.9 FY88 R2 = 0.9689 FY85 FY87 FY84 FY86 FY83 3,500 FY81 FY82

2,000

200 250 300 350 400 450 500 550

Nominal GDP (tri. JPY previous year) 7

We are focusing on “Growth of profit basis” and “Group management.”

As for domestic P&C insurance business, we set our priority in enhancement of profitability through increasing efficiency in business process thoroughly. Under “Retail business model reform project” which is our core strategy, we will establish efficient business model by maximum utilization of IT.

To promote appropriate underwriting, cost reduction and business innovation, we set underwriting profit as an indicator to evaluate sales department performance.

Another pillar of our strategy is “Group management.” We will reallocate management resources to growing areas, such as overseas business and life insurance business.

We will be able to establish highly stable and diversified business portfolio.

Page 9, please.

Sompo Japan’s business strategy

Focusing on “Growth of profit basis” and “Group management”

Enhancement of profitability through thoroughly efficient procedure “Growth of profit basis”

-Establishment of efficient business model by utilizing IT under “PT-R”

-Set underwriting profit as an indicator to evaluate sales department performance and promote appropriate underwriting, cost reduction and business innovation

ðEnhancing profitability in domestic P&C insurance business

Acceleration of investment for growth by reallocation of management resources “Group management”

-Reallocation of management resources through efficient business operation of domestic P&C insurance business

ðEstablishing highly stable and diversified business portfolio

8

This is the overview of “retail business model reform project,” “PT-R.”

We are trying to improve our business quality for better customer service. In addition, we are pursuing profitability and growth by enhancing efficiency and effectiveness.

We will reduce costs by enhancing efficiency and strive to expand top-line by strengthening relationship with customers through offering more conveniences.

Page 10, please.

Improvement of profitability through thoroughly efficient procedure

“Retail market business model reform project” PT-R

Quality enhancement

-Better customer service

PT-R

Profitability Growth

Enhance efficiency

-Reduce clerical work: 5~20%

-Reduce number of days required for claim payments: 10~20%

(Reduction of claims payment by prompt payment of centralized service center)

-Improve retention rate for automobile insurance: 94% 95% +1% -Improve new policy rate for automobile insurance:

9% 10.5% +1.5%

Note) new policy rate = number of new policies / number of new policies in force last fiscal year

Maximum utilization of IT is a major focus of “PT-R.”

By realizing innovation at the four areas of sales process, product, customer contact and claims payment, we can grow and enhance profitability.

Page 11, please.

Improvement of profitability through thoroughly efficient procedure

Maximum utilization of IT to pursue growth and profitability

-All procedures to be completed through agency IT system,

paperless and personal-seal free procedures

Sales process -Enable customers to complete procedures directly using My Page (Website)

innovation and mobile phone QR codes

-Diversify methods available for paying insurance premiums

by allowing payment by credit card, payment after billing, etc.

Product -Easy-to-understand products (simplified products)

innovation -Visual materials, such as website, DVD, etc.

IT

-Multi-access (enable customers to complete procedures using methods that suit their

Customer contact needs and lifestyles)

innovation -Agencies offering a high quality service

-Improve website (for PC and mobile phones) and call centers

Claims payment -Establish centralized service center for insurance claims 24 hours a day, 365 days a year innovation -Speedy payment for claims (for accidents that do not require meetings and negotiations)

-Improve claims handling menu on agency IT system

We have expertise to innovate products.

We have been developing innovative automobile insurance products named “ONE-series.”

The latest “ONE-Step” is the first output of “PT-R.”

With the launch of “ONE-Step,” we raised premium rate by 3% based on the recent trend of increase in the loss ratio.

“ONE-Step” has been supported by our customers with 6 million policies sold during the one-year period ending March 31, 2009.

Page 12, please.

Sompo Japan’s Product Innovation Capabilities

Developed innovative automobile insurance product named “ONE-series”

More than 6 million

Evolution

policies sold during the

one-year period ending

on March 31, 2009

ONE

ONE-do

ONE-Step

(1999~)

(2004~)

(2008~)

-Simplified products

-Completely cash-less

Easy-to-understand products

-New product for

via IT equipped agencies

deregulated era

-All procedures done electronically by IT system

-User-friendly

Concept

-Risk segmentation

renewal procedure

-Completely cash-less

-Broad coverage

-Simplified clerical

-Comprehensive coverage, partially customizable

procedures

-Assistance via call center and website

Note) Revised premium rate by 3% in April 2008

Based on the same concept as “One-Step,” from “customers’ perspective” we will develop other insurance products.

We are planning to launch a fully and completely revised new fire insurance product in autumn 2009 or after based on the feedback from customers and agencies.

In Himawari Life, we have launched a new product of medical insurance in August which fully reflects feedback from customers.

We have sold 150,000 policies during the eight month period since its release.

We also plan to launch new income guarantee products in May for improving competitiveness in this area.

Page 13, please.

Sompo Japan’s Product Innovation Capabilities

Developing and simplifying products from the customers’ standpoint as “ONE-Step”

Launch new product (in autumn 2009 or after)

-Wholly and substantially revised product from the standpoint of customers and agencies

-“Easy-to-understand product,” “product reflected customers’ intention”

Fire and “fair claims payment with customers convinced”

insurance

Implementation of measures related to long-term present value policies (in December 2008)

-Establish special clause of indemnification of replacement-cost for individuals

(without additional premiums)

Launched new product “Kenko no Omamori” by Himawari Life in August 2008

-Simplified product line

-Satisfy the latest customers’ needs regarding medical coverage

Medical (covering the cost of advanced medical technologies)

-The product reflects customers’ needs

Life -Approx. 150,000 policies sold during eight months

insurance (from August 2008 to March 2009)

Income guarantee Competitive renewal of “Kazoku no Omamori” by Himawari Life in May 2009

-Non-smoker premium

-Income guarantee of particular disease clause

Next point is our distribution channel.

Alliances with a number of predominant players are our advantages.

As for bank OTC, approximately 80% of banks in Japan are our agencies.

We have strong relationships with not only mega-banks but also regional banks and credit unions, locally based banks with solid relationships with their customers.

We have a comprehensive business alliance with Dai-ichi Life, a market leader in Japanese life insurance industry.

We have been able to conduct cross-selling of life and P&C products smoothly.

We have also reciprocally invested in each other’s subsidiaries for further enhancement of alliance.

Financial institution is promising channel to sell insurance products.

Thus the strength in this channel is our advantage.

Key for success to sell insurance products is simplified products, utilization of IT, and support scheme for agencies. These are just the concept of “PT-R.”

As for direct distribution, customers’ demand for buying insurance through this channel is increasing. We are reinforcing efforts of distribution to credit card holders of Credit Saison by Saison Automobile & Fire Insurance in which we increased our stakes recently.

Page 14, please.

Advantage of Distribution Channels

Alliances with a number of predominant players

Bank OTC Dai-ichi Life

Sompo

Number of Japan’s Proportion Sales of P&C insurance products by 40,000 banks agencies sales force of Dai-ichi Life

Mega/ Sales of Life insurance products by our agencies

Trust bank 21 8 38.1% Cross-selling of life and P&C products

Regional 109 93 85.3% Comprehensive business alliance since 2000 bank Further strengthening the partnership in 2008

Credit union 282 280 99.3% by reciprocal investment in each other’s subsidiaries

Credit(Sompo Japan DIY Life, Dai-ichi Frontier Life)

cooperative 168 72 42.9%

Labor bank 13 13 100.0%

Call-center and website assistance

Total 593 466 78.6% Maximum utilization of IT

Saison

Automobile & Fire Implement additional acquisition of equity

Insurance Reinforce direct distribution for cardholder of Credit Saison

This is a big picture of allocation of management resources.

We are trying to increase efficiency and profitability by executing “PT-R” in domestic P&C insurance business.

We will shift human resources and capital resources generated as a result of improvement of efficiency and profitability towards our growth areas such as life insurance and overseas.

By accelerating the shift, we can expect consolidated profit and enhance corporate value.

Page 15, please.

Acceleration of investment for growth by reallocation of management resources

Optimal allocation of management resources toward “Group Management”

Domestic P&C Extreme improvements in efficiency and profitability insurance business through the implementation of PT-R

Human resources generated Profits generated

by efficiency enhancements by profitability improvements

Allocation of management resources

to growing areas

Life insurance business Overseas business

Third sector

Higher corporate value

(growth of consolidated profit)

As shown on this slide, we are diversifying profit source by diversification of business lines and geographical dispersion.

Let me touch on each of our businesses.

Page 16, please.

Diversification of profit source toward growth

Diversification by utilizing our strength

Life insurance

Sompo Japan Himawari Life

Diversification Sompo Japan DIY Life

DC, Asset management

of Sompo Japan DC Securities

Sompo Japan Asset Management

business lines Healthcare

Healthcare Frontier Japan

Sompo Japan Healthcare Service

BRICs and ASEAN: Local underwriting business

through Alliance and M&A

Geographical Sompo Japan Singapore, Sompo Japan China

Yasuda Seguros S.A., Universal Sompo General Insurance

dispersion Berjaya Sompo Insurance Berhad

US and Europe: Underwriting of Japanese global firms

Sompo Japan America, Sompo Japan Europe

First of all, life insurance business.

We have two vehicles of life insurance business, Himawari Life and DIY Life.

We also have a comprehensive business alliance with Dai-ichi Life.

Himawari Life is the second pillar of our group profit.

By effectively utilizing each vehicle, we are conducting business segmented by market, by channel and by product.

Our core strategy is cross-selling of life and P&C products.

We are promoting sales of life insurance products to our P&C customers.

We think that there is a potential for third-sector product sales by bank OTC and we are focusing on this area.

Page 17, please.

Life Insurance Business

Strategy segmented by market, distribution channel and product

Dai-ichi Himawari Life DIY Life

Life

Strategy Cross-selling Original channel Direct

12.5 million Medium

Market Sompo Japan’s Bank’s and small Individuals Individuals

Customers sized

customers enterprises

Sompo Japan’s Bank Tax accountant Life

Channel Direct distribution

agencies OTC CPA counselor

Third sector First sector

Product First sector Third sector One-year term life

First sector Third sector

Sompo Japan Himawari Life is the second profit-making source in our group.

We will invest more management resources in this subsidiary.

As for top-line, we are tackling to sell protection type products.

Since last year, new medical insurance product sold well.

Currently, Himawari Life is making effort of “PT-SEED” corresponding to Sompo Japan’s “PT-R.”

We would like to increase corporate value that is to say embedded value while progressing the effort to enhance efficiency.

Page 18, please.

Sompo Japan Himawari Life

Sompo Japan Himawari Life is the second profit-making source

-Concentrated allocation of management resource on life insurance business

(especially on Himawari Life)

-Enhancement of expertise and reinforcement of training toward reinforcement of distribution channel and expansion of protection type products

Current -Implementation of “PT-SEED” toward prompt and appropriate clerical work and position expansion of customer contact

-Annualized premiums for new policies: +16.5% (FY2008 1H)

Number of new policies of new medical insurance product “Kenko-no-Omamori”

: 150,000 (from August to March)

-Renewal of income guarantee insurance “Kazoku no Omamori” in May 2009

(bil. JPY) Adjusted book value Existing business value

300 246.4

242.2

Embedded

Value 200 177.6

197.8	190.4

100 163.0

(EV)

0 14.5 44.4 56.0

FY2005 FY2006 FY2007

In our domestic business, DC, asset management and healthcare are our next profit source following P&C and life insurance business.

These are the retail market business where we have advantages, we will cross-sell products in these areas to our P&C insurance customers.

Page 19, please.

DC, Asset management and Healthcare

Further diversification of business lines to generate profit in the future Leveraging our strength in the retail market to expand cross-selling

Sompo Japan DC Securities

DC -Opportunity: the abolition of tax-qualified pension plans in March 2012

-Position: top-class-ranked in both corporate and personal type

-Advantage: low-price bundle service, bilingual services, etc.

Asset Sompo Japan Asset Management

management -Asset under management: over 1 trillion JPY, fully third party assets including DC

-Products: two SRI funds received merit awards

Healthcare Frontier Japan

-Fee business offering disease prevention services to health insurance association

Healthcare

Sompo Japan Healthcare Service

-Offers mental healthcare service to corporate

We are now actively developing overseas business.

We are confident that in the area experiencing accelerating economic growth, we can utilize our P&C insurance expertise.

Key factor is profitability. We expand our business in the area only where we can expect profit manageable by short tail business.

In China, our 100% subsidiary Sompo Japan China has set up a branch in Guangzhou.

We are the first Japanese insurer to have three branches in China.

We have set up a joint venture with Indian bank consortium in India.

We have started bank OTC last year and 4,755 branches are selling insurance products.

Yasuda Seguros in Brazil has a track record of 50 years including local underwriting and has established presence as a local player.

In Southeast Asia, we established Asian regional headquarters in Singapore last year.

By consolidating our subsidiaries and affiliated companies under its umbrella, we execute strategic and dynamic business in the whole Southeast Asia.

Regarding overseas business, it is very important to tie up with dominant partners and to utilize our P&C insurance expertise.

Page 20, please.

Overseas Business

Maximum utilization of P&C insurance expertise in profitable areas

Sompo Japan China, established in 2005 in Dalian, set up a branch in Shanghai in 2007 and

China open a new branch in Guangzhou in March 2009. The first Japanese P&C insurer to operate three branches in China.

Established Universal Sompo, joint venture with two Indian national banks and one private BRICs India bank, in Mumbai in 2007.

Started bank OTC in November 2008 (4,755 branches of three banks as of April 2009)

Brazil Yasuda Seguros S.A. has a track record of over 50 years in operation, including local underwriting.

Established “Sompo Japan Asia Holdings Pte Ltd” as an Asian Regional Headquarters (RHQ) in Singapore

Subsidiaries and affiliated companies in Southeast Asia put under its umbrella for enhancement of supports to strategic and dynamic projects and management controls from the area-wide viewpoint Sompo Japan

Southeast 100% New! Asia Sompo Japan Asia Holdings (RHQ)

Singapore

(ASEAN)

Sompo Japan Sompo Japan United Berjaya Sompo PT Sompo Japan PGA Sompo Insurance Insurance Insurance Insurance Insurance Japan Insurance Company (Asia) (Thailand) Company of Berhad Indonesia Inc Pte Ltd Co.Ltd Vietnam 30% 100% 80% 40% 25% 23.3% Malaysia Singapore Indonesia Philippines Thailand Vietnam

This is our investment policy.

For the time being, we invest in domestic and foreign bonds to gain stable profit while reducing risk assets.

Page 21, please.

Current investment policy

Invest in domestic and foreign bonds to gain stable profit while reducing risk assets

Domestic -General account: Continue to invest in JGB and corporate bonds to gain stable income bonds -Saving account: Invest in yen fixed-income assets corresponding to characteristics of liabilities

Loans -More credit risk conscious

Domestic

-Continue to sell strategic stocks to reduce risk amount

stocks

-Reduce foreign securities exposure from the perspective of economic and market forecast

Foreign and risk reduction

securities -Invest in foreign bonds which is expected to generate stable income gain

-Control currency exchange risk base on the rule of hedging

Alternative -Reduce alternative exposure due to the forecast of lower return of hedge funds

At the closing of my presentation, I would like to mention about “Global 100” among which we were selected.

The Global 100 evaluates corporations’ sustainability based on their environmental, social and governance performance efforts.

We were selected as the first Japanese insurer and the only financial institution, which was announced at the World Economic Forum in Davos this year.

Within the global insurance, only three companies were selected other than our company. We think that our efforts were highly evaluated.

We would like to make efforts to environmental issues integrated to our business.

Thank you for your attention and we will move on to Q&A session.

<Reference> “Global 100 Most Sustainable Corporations in the World”

Selected as one of the “Global 100” –a first for a Japanese insurance company

Evaluation of corporations’ sustainability based on the environmental, social and governance performance efforts

About

-Joint-project initiated by the US investment research company Innovest Strategic Value Advisors Inc.

the Global 100 and Canadian-based media company Corporate Knights Inc.

-More than 1,800 corporations from around the world evaluated

-The lists of the Global 100 announced every year at the World Economic Forum in Davos

Evaluated “integration of sustainability issues into its business strategy”

Sompo Japan’s -Established “Environmental Risk Management Office” in 1990

Tackling environmental issues with emphasis on both individual initiatives and company-wide efforts

Initiatives—Forerunner in the financial industry

Acquisition of ISO 14001 certification, issue of environmental reports and development of insurance products and services for about environmental

Japanese Company

Other Aeon, Daikin Industries, East Japan Railway, Honda Motor, Kuraray, Nippon Yusen, NTT Data,

companies NTT Docomo, Panasonic, Ricoh, Sekisui Chemical, Toppan Printing, Toyota Motor

selected Insurance Company

Muenchener Rueckversicherung, Prudential, Swiss Reinsurance

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to:

SOMPO JAPAN INSURANCE INC.

Kenichi Yoshida

Investor Relations Office, Corporate Planning Department

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338, Japan

Telephone: 81-3-3349-3913

KYoshida7@sompo-japan.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1) economic and business conditions in and outside Japan;

(2) the regulatory outlook of the Japanese insurance industry;

(3) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses;

(4) the price and availability of reinsurance;

(5) the performance of the two companies’ (or the post-business combination group’s) investments;

(6) the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and

(7) difficulties in realizing the synergies and benefits of the post-business combination group.

Contacts

Sompo Japan Insurance Inc.

Investor Relations Office, Corporate Planning Department

Telephone: +81-3-3349-3913

Fax: +81-3-3348-7322

E-Mail: KYoshida7@sompo-japan.co.jp

HWatanabe11@sompo-japan.co.jp

URL: http://www.sompo-japan.co.jp

-This presentation is prepared for information only and is not a solicitation, or offer, to buy or sell the securities of Sompo Japan. -Information contained in this presentation other than past facts are opinions or estimates at the time preparing the issue.

-These opinions or estimates of future performance are not guaranteed by Sompo Japan, and a large differentiation from described opinions or estimates may occur due to various uncertain factors.